VIA EDGAR

May 16, 2014

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	PSP Family of Funds (f/k/a Congressional Effect Family of Funds)
File Nos. 333-148558 and 811-22164

Ladies and Gentlemen:

At the request of Vincent J. Di Stefano of the Division of Investment Management, this letter is being submitted on behalf of the PSP Family of Funds (the “Registrant”) to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Mr. Di Stefano on April 25, 2014 in connection with the review of the preliminary Information Statement on Schedule 14C relating to recent changes to the Congressional Effect Fund (the “Fund”), filed with the Commission on April 15, 2014.  Set forth below is a summary of Mr. Di Stefano’s comments and the Registrant’s responses thereto.

In addition, a revised preliminary Information Statement on Schedule 14C, reflecting the revisions described below and other conforming changes (the “Revised Information Statement”), is being filed concurrently with this Correspondence.

1.         Comment:      In the filing, include all exhibits to the information statement.

Response:      All exhibits have been filed with the Revised Information Statement.

2.         Comment:      Indicate whether Mr. Eric Singer, the President of the former investment adviser to the Fund, Congressional Effect Management, LLC (“CEM”), has any financial interest in the Fund’s current investment adviser, Pulteney Street Capital Management, LLC (the “Adviser”)

Response:      Mr. Singer does not have any financial interest in the Adviser.

3.         Comment:      With respect to the recent transaction between CEM and the Adviser described in the Information Statement (the “Transaction”), add further disclosures regarding the financial terms of the Transaction, including what is meant by the term “earnouts”.

Response:      The Registrant has revised the relevant disclosure on page 1 of the Revised Information Statement, which now reads as follows:

Consideration for the Transaction included initial consideration of $35,000, plus (i) potential additional payments of between $500 and $3,000 for each mutual fund distribution platform with an existing agreement with the Fund (e.g., TD Ameritrade; Pershing and nine others) that approves the continuation of the Fund on the platform with Pulteney Street as its investment adviser; and (ii) an amount equal to 0.40% of Fund assets under management attributable to those shareholders of the Fund as of the closing of the Transaction (the “Closing”), to the extent that such shareholders remain shareholders in the Fund or any other series of shares of the Trust as of each of the first three anniversaries of the Closing.

4.         Comment:      The language in the information statement describes an assignment of the Fund’s investment advisory agreement in connection with the Transaction. Assignments of investment advisory agreements are not permitted under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:      The language in the Revised Information Statement has been corrected throughout to reflect that the Adviser entered into a new investment advisory agreement with the Registrant.

5.         Comment:       If the Fund’s expense limitation agreement was assigned from CEM to the Adviser, confirm that the right to recapture certain expenses as described in such agreement was not assigned in connection therewith.

Response:      The Adviser entered into a new expense limitation agreement with the Fund after the closing of the Transaction.  The Adviser does not have the right to recapture expenses incurred by CEM under the prior expense limitation agreement.

6.         Comment:      If the Fund’s advisory agreement was assigned in connection with the Transaction, please add additional disclosure describing the requirements of Section 15(f) of the 1940 Act and confirm such requirements will be met.

Response:      In connection with the Transaction, no securities of, or interests in, CEM were sold to the Adviser. Accordingly, Section 15(f) does not apply to the Transaction.  However, if 15(f) were to apply, the Registrant notes that 75% of the Registrant’s trustees are independent and the Transaction did not impose an unfair burden on the Fund.

7.          Comment:      Highlight the material differences between the Fund’s former advisory agreement with CEM and the current advisory agreement with the Adviser.

Response:      Material differences between the agreements are disclosed on page 3 of the Revised Information Statement, and that paragraph reads as follows:

Differences between the Advisory Agreement and the Prior Advisory Agreement. The terms of the Advisory Agreement and the Prior Advisory Agreement are substantially similar. The differences are as follows: (1) the Advisory Agreement is with Pulteney Street, whereas the Prior Advisory Agreement was with CEM; (2) the Advisory Agreement explicitly contemplates that Pulteney Street may engage investment sub-advisers on behalf of the Fund; and (3) the Advisory Agreement has an annualized management fee that is initially set at 1.0%, but provides for an increase to 2.25% upon the implementation of the New Strategy.

8.         Comment:      Move the various descriptions of the Board’s considerations of the Fund’s investment advisory and sub-advisory agreements from the exhibits into the body of the Information Statement.

Response:      The Registrant has complied with this request.

9.         Comment:       Disclose information about the Adviser, and where applicable, the Fund’s investment sub-advisers (the “Sub-Advisers”), in accordance with Item 22(c), parts 2-4 and 10 of Schedule 14A.

Response:      The Registrant has complied with this request by adding disclosure on pages 3 and 8-10.

10.       Comment:      Provide additional disclosure in the Information Statement to confirm that the Adviser, rather than the Fund, pays the Fund’s Sub-Advisers.

Response:      The Registrant has complied with this request by adding disclosure on page 8.

11.       Comment:       Provide additional disclosure regarding the factors the Adviser will consider in allocating the Fund’s assets to the Sub-Advisers.

Response:      The following disclosure has been added on page 5 of the Revised Information Statement:

The Adviser determines the allocation of the Fund’s assets among the various Sub-Advisers, in addition to assets the Adviser may manage directly. In selecting and weighting investment allocations, the Adviser seeks to allocate Fund assets to Sub-Advisers that, based on their investment styles and historical performance, have the potential, in the opinion of the Adviser, to perform independently of each other and achieve positive risk-adjusted returns in various market cycles. The degree of correlation of any given investment strategy of a Sub-Adviser will, with other investment strategies and the market as a whole, vary as a result of market conditions and other factors, and some Sub-Advisers will have a greater degree of correlation with each other and with the market than others.

12.       Comment:       Disclose to the staff why a Fund with a relatively low amount of assets would allocate investment opportunities to as many as six sub-advisers?

Response:      The Registrant notes that the Revised Information Statement now reflects the Fund will use five, rather than six, Sub-Advisers. Regardless, the Adviser believes that the varying investment strategies of the various sub-advisers are complimentary, and can be efficiently employed at relatively low asset levels. In addition, the Adviser believes that the Fund currently has significant growth opportunities.

13.       Comment:       Disclose additional risks related to the investment strategies employed by the Sub-Advisers.

Response:      The principal investment strategies of the five Sub-Advisers include investments in foreign equity securities, long/short equity strategies, event driven strategies, option strategies and investments in certain sectors. The Registrant has supplemented the risk disclosure on pages 6-8 to confirm that risks associated with such strategies are disclosed.

14.       Comment:      Describe how the Adviser will oversee the investment activities of the Sub-Advisers.

Response:      The following disclosure has been added on page 6 of the Revised Information Statement:

The Adviser regularly monitors and evaluates the performance of the Sub-Advisers, including their compliance with the investment objective, policies and restrictions of the Fund, and implements procedures to ensure that the Sub-Advisers comply with the Fund’s investment objectives, policies and restrictions.

15.       Comment:      Add disclosure reminding shareholders that the Fund’s management fee will increase from 1.0% to 2.25% upon the implementation of the manager of managers strategy.

Response:      The Registrant has complied with this request by adding disclosure on page 5, as indicated in the underlined text below:

Description of Management Fee Changes. Currently, the Fund pays Pulteney Street an annual management fee of 1.0% of average daily net assets of the Fund. As noted above, effective on the New Strategy Implementation Date, the Fund will pay Pulteney Street an annual management fee equal to 2.25% of average daily net assets of the Fund.

16.       Comment:      Disclose in the comparison of the Fund’s expenses that the Adviser cannot recoup expenses under the former expense limitation agreement with CEM.

Response:      The Registrant has added this disclosure on page 6 of the Revised Information Statement. In addition, see the Response to Comment 5 above.

17.       Comment:      Fill in the numbers in the expense tables and examples.

Response:      Numbers in the expense tables and examples are complete.

18.       Comment:      Disclose to the staff the consideration of the Registrant’s Board of Trustees in allowing the amendment of the Fund’s prior expense limitation agreement, and the increase in the Fund’s expense cap, as disclosed in the January 21, 2014 amendment to the Fund’s registration statement.

Response:      At a Board meeting on January 17, 2014, Mr. Singer reported that he was in discussions with Pulteney regarding its interest in the Fund.  He also reported that, due to a recent decline in assets, CEM was going to face difficulties in maintaining the expense cap at the 1.50% level.  After discussing Pulteney and the potential benefits to the Fund of a transition, Mr. Singer indicated that CEM was requesting that the expense cap be increased to allow CEM more time to finalize the arrangements with Pulteney, prepare for the possible transition and avoid termination and liquidation of the Fund.  Following that discussion, the Board, including a majority of the Trustees who were not interested persons or party to the expense limitation agreement, voting separately, approved the amendment to the agreement.

19.       Comment:      Does the Board of Trustees have independent counsel?

Response:      No.

20.       Comment:      Is Mr. Singer still a registered representative of the Fund’s distributor, Matrix Capital? If so, has the Registrant considered the effect of Mr. Singer’s ongoing relationship with Matrix Capital in connection with Section 15(f)(2)(B) of the 1940 Act? Has Mr. Singer provided any brokerage services for the Fund since the closing of the Transaction?

Response:      Mr. Singer was a registered representative of Matrix Capital until recently; however, Mr. Singer has not provided any brokerage services to the Fund since the closing of the Transaction, and it is not anticipated that he will do so. As stated above in the response to Comment 6, Section 15(f) is not applicable to the Transaction or any of the recent changes to the Fund.

21.       Comment:      The staff notes that the auditor’s report in the Fund’s most recent N-CSR does not have a complete date. Please provide.

Response:      The date of the report of Sanville & Co., the Registrant’s auditor, was March 3, 2014.

22.       Comment:      In the exhibit describing the Trustees’ consideration of the Adviser to serve as the Fund’s investment adviser, Section (ii) indicates that the Adviser does not have a “track record managing the Fund or an account with a substantially similar strategy to the Fund’s current strategy”. Disclose to the staff how this is in the best interest of the Fund.

Response:      The above-quoted disclosure goes on to describe the Board’s consideration of the Adviser’s investment experience with other types of accounts, and performance related to the same. While the Adviser has not managed a Fund with an investment strategy substantially similar to the Congressional Effect strategy disclosed in the Fund’s prospectus, the strategy is relatively straightforward, and the Adviser’s experience in managing other strategies, some of which are more complex than the Fund’s, allowed the Board to conclude that the Adviser’s experience is satisfactory.

23.       Comment:      In the same exhibit, Section (iv) indicates that the Fund will benefit from economies of scale as the Fund grows. Explain to the staff how this is true with respect to a relatively small Fund.

Response:      As stated above in the response to Comment 11, the Adviser believes there are significant growth opportunities for the Fund.  As the Fund grows, the Fund will receive benefits from economies of scale in its operations and expenses.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Registrant acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Vincent J. Di Stefano
Branch Chief
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549